Dashboard Story, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024

Dashboard Story, Inc. (dba Duet)
Balance Sheet
31-Dec-24

Assets:	
Cash	$110,525
Accounts Receivable	$22,283
Fixed Assets	
Total Assets	**$132,808**
Liabilities:	
Accounts Payable	$38,368
Short Term Debt	
Long Term Debt (CN with interest)	$115,763
Equity	
Capital Stock	$632,170
Retained Earnings	-$653,493
Total Liability and Equity	**$132,808**

Dashboard Story, Inc. (dba Duet)
Income Statement

		2024
Revenue		
	Technology revenue	63,362.13
	BPO revenue	168,532.00
CI	Other revenue	31,825.00
	Total revenue	263,719
Costs		
	BPO costs	148,829.00
	Product development	296,969.48
	Sales & Marketing	19,924.57
	G&A	23,723.55
	Total costs	489,447
EBITDA		(225,727.48)
	Corporate tax	$0
Net income		(225,727.48)

Dashboard Story, Inc. (dba Duet)

Cash Flow

31-Dec-24

Beginning Cash Balance	**219,488**
Gross Revenue	
Gross Revenue	263,719
Change in Account Receivable	(5,318)
Total Receipts	258,401
Disbursements:	
Gross Expenses	(453,487)
Change in Account Payable	14,890
Change in Inventory Value	
Amortization & Depreciation	
Capital Expenditures	
Income Tax Paid	
Total Disbursements	(438,597)
Net Cash Flow from Operations	(180,195)
Equity Financing	210,470
Interest Income	
Short Term borrowing	
Short Term repayments	
Ending Cash Balance	244,763


Dashboard Story, Inc.
Statement of Changes in Equity


Accounts	2024 Amount ($)
Beginning Equity	131,146.00
Capital Stock	632,170.00
Retained Earnings	(653,493.00)
Net Income (Loss)	(1,099,640.54)
Total Equity	**(989,817.54)**

Dashboard Story, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024
$USD

1. ORGANIZATION AND PURPOSE

Dashboard Story, Inc. (the "Company") is a corporation organized on October 29, 2014 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.